United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Press Release
Signature Page

Vale signs agreement with Suzano
Rio de Janeiro, July 14, 2009 — Vale S. A. (Vale) signed a definitive agreement with Suzano Papel e Celulose (Suzano), related to the MOU dated as July 22, 2008, which established conditions for a partnership in the Brazilian states of Pará and Maranhão, encompassing the supply of reforested wood by Vale, sale of part of its forest assets and transportation of the pulp produced by Suzano’s new unit, which will be implemented in the state of Maranhão, as well as an agreement for forest technology partneship.
During 15 years, from 2014 onwards, Vale will supply Suzano with reforested wood produced by Vale Florestar, a program which aims to promote sustainable development in the Amazon region through the protection and recovery of native forest in conjunction with the plantation of industrial species in the Southeastern of Pará.
The agreement also comprises the sale of Vale’s forest assets to Suzano, a total area of 84.7 thousand hectares, including preservation areas and eucalyptus plantation in Maranhão, per R$ 235 million.
In addition, Vale will provide railroad transportation service of 1.3 million tons of pulp per year, from Suzano’s new unit in Maranhão to the port region in São Luis, Maranhão, through a period of 30 years from 2013 onwards, when the operation might start.
We have also signed a technological cooperation agreement with Suzano, which aims to benefit from synergies between research already developed and used by Vale in the region and the use of technology related to genetic improvement and forest management of Suzano.
The partnership will promote social and economic development to both involved states, in a segment where the country has strong competitiveness, focusing the generation of local jobs and sustainable development.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2009	Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations